SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 05 March 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------









1.1 Transaction in Own Shares released on 1 February 2007
1.2 Total Voting Rights released on 1 February 2007
1.3 Transaction in Own Shares released on 2 February 2007
1.4 Transaction in Own Shares released on 5 February 2007
1.5 Transaction in Own Shares released on 6 February 2007
1.6 Transaction in Own Shares released on 7 February 2007
1.7 Director/PDMR Shareholding released on 7 February 2007
1.8 Director Declaration released on 7 February 2007
1.9 Transaction in Own Shares released on 8 February 2007
2.0 Transaction in Own Shares released on 9 February 2007
2.1 Transaction in Own Shares released on 12 February 2007
2.2 Director/PDMR Shareholding released on 12 February 2007
2.3 Transaction in Own Shares released on 13 February 2007
2.4 Holding(s) in Company released on 13 February 2007
2.5 Transaction in Own Shares released on 14 February 2007
2.6 Transaction in Own Shares released on 15 February 2007
2.7 Transaction in Own Shares released on 16 February 2007
2.8 Transaction in Own Shares released on 19 February 2007
2.9 Transaction in Own Shares released on 21 February 2007
3.0 Director/PDMR Shareholding realsed on 21 February 2007
3.1 Transaction in Own Shares released on 22 February 2007
3.2 Transaction in Own Shares released on 23 February 2007
3.3 Transaction in Own Shares released on 26 February 2007
3.4 Director/PDMR Shareholding rleased on 26 February 2007
3.5 Director/PDMR Shareholding released on 26 February 2007
3.6 Director/PDMR Shareholding released on 26 February 2007
3.7 Transaction in Own Shares released on 27 February 2007
3.8 Transaction in Own Shares released on 28 February 2007
3.9 Director/PDMR Shareholding released on 28 February 2007



EXHIBIT  1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 February 2007

BP p.l.c. announces that on 31 January 2007, it purchased for cancellation 6,000,000 ordinary shares at prices between 534.0 pence and 541.0 pence per share.

BP p.l.c. also announces that on 31 January 2007 it transferred to participants in its employee share schemes 72,115 ordinary shares at prices between 326.0 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,946,190,792 ordinary shares in Treasury, and has 19,439,730,784 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT  1.2

BP p.l.c. - Total Voting Rights
BP p.l.c. - 1 February 2007

                Voting Rights and Capital - Transparency Directive Disclosure

                                                        London 31 January 2007

 Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 19,452,915,689 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,457,998,189. This figure excludes (i) 1,946,262,907 ordinary shares which have been bought back and held in treasury by BP; and (ii) 105,974,244 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 February 2007

BP p.l.c. announces that on 1 February 2007, it purchased for cancellation 5,000,000 ordinary shares at prices between 537.0 pence and 539.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,190,792 ordinary shares in Treasury, and has 19,434,761,436 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 February 2007

BP p.l.c. announces that on 2 February 2007, it purchased for cancellation 5,000,000 ordinary shares at prices between 534.0 pence and 541.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,190,792 ordinary shares in Treasury, and has 19,429,808,148 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 February 2007

BP p.l.c. announces that on 5 February 2007, it purchased for cancellation 2,967,871 ordinary shares at prices between 540.0 pence and 543.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,190,792 ordinary shares in Treasury, and has 19,426,903,691 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 February 2007

BP p.l.c. announces that on 6 February 2007, it purchased for cancellation 6,300,000 ordinary shares at prices between 530.0 pence and 536.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,190,792 ordinary shares in Treasury, and has 19,420,850,207 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7


BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 7 February 2007

BP p.l.c. was notified today, 7 February 2007, by Dr A.B. Hayward, Director of BP p.l.c., that he acquired 3,302 BP Ordinary shares (ISIN number GB0007980591) on 6 February 2007 at GBP5.11 per share through the exercise of SAYE options to purchase shares.



This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 1.8

BP p.l.c - Director Declaration
BP p.l.c - 7 February 2007

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.



BP p.l.c. announces that Mr Andrew G Inglis, who was appointed an executive director of BP p.lc. on 1 February 2007, disclosed on 2 February 2007 that he has interests in 193,022 BP Ordinary Shares and options over 415,300 BP Ordinary Shares. Mr Inglis has advised that he has not held any directorships in any other UK publicly quoted company at any time in the past five years nor has he any details to disclose in accordance with paragraph 9.6.13R (2) to (6) of the Listing Rules.

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 February 2007


BP p.l.c. announces that on 7 February 2007, it purchased for cancellation 4,700,000 ordinary shares at prices between 536.0 pence and 541.0 pence per share.

BP p.l.c. also announces that on 7 February 2007 it transferred to participants in its employee share schemes 65,519 ordinary shares at prices between 326.0 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,946,125,273 ordinary shares in Treasury, and has 19,416,278,249 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 February 2007

BP p.l.c. announces that on 8 February 2007, it purchased for cancellation 5,675,000 ordinary shares at prices between 531.0 pence and 537.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,125,273 ordinary shares in Treasury, and has 19,410,816,821 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 February 2007

BP p.l.c. announces that on 9 February 2007, it purchased for cancellation 4,725,000 ordinary shares at prices between 536.5 pence and 542.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,125,273 ordinary shares in Treasury, and has 19,406,125,777 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 February 2007

BP p.l.c. was advised on 12 February 2007 by Computershare Plan Managers that on 12 February 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.38 per share through participation in the BP ShareMatch UK Plan:-

Directors

Mr I.C. Conn           66 shares
Dr A.B. Hayward        66 shares
Mr J.A. Manzoni        66 shares

Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       66 shares

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR 3.1.2R.

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 February 2007



BP p.l.c. announces that on 12 February 2007, it purchased for cancellation 5,320,000 ordinary shares at prices between 531.50 pence and 536.50 pence per share and between 1035.00 cents and 1038.83 cents per share.



BP p.l.c. also announces that on 12 February 2007 it transferred 1,500,000 ordinary shares into the BP Employees Share Ownership Plan No. 1 (the "Trust"). These shares were previously held as treasury shares. Following this transaction, the Trust holds 7,126,708 ordinary shares.



Following the above transactions, BP p.l.c. holds 1,944,625,273 ordinary shares in Treasury, and has 19,402,469,731 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Holding(s) in Company
BP p.l.c.  -  13 February 2007

BP p.l.c. received on 12 February 2007 from L&G a notification of their interests in BP Ordinary Shares of US$0.25 each dated 12 February 2007. The disclosure of their interest in accordance with DTR5 is below.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12






TR-1(i):               NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing        BP Plc
shares to which voting rights are attached(ii):


2. Reason for the notification (please tick the appropriate box or boxes):   n/a see
                                                                             additional
                                                                             information

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights


3. Full name of person(s) subject to the notification               Legal & General Group Plc (L&G)
obligation(iii):


4. Full name of shareholder(s) (if different from 3.)(iv):    n/a


5. Date of the transaction and date on which the threshold is n/a crossed or reached(v):


6. Date on which issuer notified:                             2/02/07


7. Threshold(s) that is/are crossed or reached:               Above 3% (L&G)


8. Notified details:


A: Voting rights attached to shares

Class/type of    Situation previous to Resulting situation after the triggering transaction(vii)
shares           the Triggering
                 transaction (vi)


if possible      Number of  Number of  Number of       Number of voting rights % of voting rights
using the ISIN   Shares     Voting     shares          ix
CODE                        Rights     Direct          Direct  x      Indirect Direct       Indirect
                            viii                                      xi

Ord USD        676,125,274  3.01%      735,407,064     735,407,064             3.77%
0.25           (under S-198 on
               07/08/2002)



B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument           xiii            Period/ Date xiv          that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights

     735,407,064                                         3.77%




9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH)
(Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

               Legal & General Group Plc (Direct) (L&G) (735,407,064-3.77% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct)                                                       (LGAS & LGPL)

Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)

                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:

10. Name of the proxy holder:                                        N/A

11. Number of voting rights proxy holder will cease to hold:         N/A

12. Date on which proxy holder will cease to hold voting rights:     N/A


13. Additional information:       Notification using shares in issue figure of
                                                                 19,457,998,189
                                        First notification under DTR Sourcebook

14. Contact name:                                                   Helen Lewis

15. Contact telephone number:                                     020 7528 6742

Notes to the Forms

--------------------------


(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.


(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.


(iii) This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.


(iv)     Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.


(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.


The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.


(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.


For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii     Direct and indirect

ix       In case of combined holdings of shares with voting rights
attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X        Voting rights to shares held by notifying party (DTR 5.1)

xi       Voting rights held by the notifying party independently
of any holding of shares (DTR 5.2.1)

xii      If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii     date of maturity / expiration of the finical instrument i.e.
the date when the right to acquire shares ends.

xiv      If the financial instrument has such a period-please
specify the period- for example once every three months starting form the (date)

xv       The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, [DEL:i:DEL]nsofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi      This annex is only to be filed with the competent authority.

xvii     Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 February 2007



BP p.l.c. announces that on 13 February 2007, it purchased for cancellation 3,880,000 ordinary shares at prices between 529.0 pence and 533.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,944,625,273 ordinary shares in Treasury, and has 19,398,674,275 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 February 2007

BP p.l.c. announces that on 14 February 2007, it purchased for cancellation 4,800,000 ordinary shares at prices between 533.0 pence and 536.5 pence per share.

BP p.l.c. also announces that on 14 February 2007 it transferred to participants in its employee share schemes 89,153 ordinary shares at prices between 326.0 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,944,536,120 ordinary shares in Treasury, and has 19,394,008,220 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 February 2007



BP p.l.c. announces that on 15 February 2007, it purchased for cancellation 4,800,000 ordinary shares at prices between 532.5 pence and 537.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,944,536,120 ordinary shares in Treasury, and has 19,389,323,576 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 February 2007



BP p.l.c. announces that on 16 February 2007, it purchased for cancellation 3,800,000 ordinary shares at prices between 534.00 pence and 539.50 pence per share.



BP p.l.c. also announces that on 16 February 2007 it transferred 200,000 ordinary shares into the BP Employees Share Ownership Plan No. 1 (the "Trust"). These shares were previously held as treasury shares. Following this transaction, the Trust holds 7,326,198 ordinary shares.



Following the above transactions, BP p.l.c. holds 1,944,336,120 ordinary shares in Treasury, and has 19,385,866,088 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 February 2007


BP p.l.c. announces that on 19 February 2007, it purchased for cancellation 4,830,000 ordinary shares at prices between 528.0 pence and 533.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,944,336,120 ordinary shares in Treasury, and has 19,386,200,085 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  21 February 2007


BP p.l.c. was informed yesterday, 20 February 2007, by the Trustee of the BP Employee Share Ownership Trust of the completion of the following transactions. Following awards by the Company's Remuneration Committee under the BP 2004 Long Term Performance Plan and the Executive Directors' Incentive Plan in respect of the performance period 2004-2006 under the respective plans the following Directors of BP p.l.c. acquired interests in the numbers of the Company's shares shown opposite their names below on 15 February 2007:-



The Lord Browne of Madingley            380,668 Ordinary Shares

Dr D C Allen                            112,941 Ordinary Shares

Mr I C Conn                              54,600 Ordinary Shares

Dr A B Hayward                          112,941 Ordinary Shares

Mr J A Manzoni                          112,941 Ordinary Shares



The Trustee of the BP Employee Share Ownership Trust purchased 774,091 BP Ordinary shares at GBP5.37 per share on 15 February 2007 to satisfy these awards. Each Director acquired a beneficial interest in the shares shown above when the award took effect.



Following the award taking effect, the BP Share Ownership Trust sold on behalf of the relevant Director the number of shares shown opposite his name below on 19 February 2007 at GBP5.37 per share to meet the Director's tax liability on the award of these shares:-



The Lord Browne of Madingley            156,074 Ordinary Shares

Dr D C Allen                             46,306 Ordinary Shares

Mr I C Conn                              22,386 Ordinary Shares

Dr A B Hayward                           46,306 Ordinary Shares

Mr J A Manzoni                           46,306 Ordinary Shares



This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 February 2007


BP p.l.c. announces that on 21 February 2007, it purchased for cancellation 3,900,000 ordinary shares at prices between 520.0 pence and 528.5 pence per share.


BP p.l.c. also announces that on 21 February 2007 it transferred to participants in its employee share schemes 99,056 ordinary shares at prices between 350.0 pence and 511.0 pence. These shares were previously held as treasury shares.


Following the above transactions, BP p.l.c. holds 1,944,237,064 ordinary shares in Treasury, and has 19,377,775,529 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 February 2007



BP p.l.c. announces that on 22 February 2007, it purchased for cancellation 4,900,000 ordinary shares at prices between 521.5 pence and 526.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,944,237,064 ordinary shares in Treasury, and has 19,372,922,059 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 February 2007



BP p.l.c. announces that on 23 February 2007, it purchased for cancellation 1,250,000 ordinary shares at prices between 525.5 pence and 529.5 pence per share.


Following the above transaction, BP p.l.c. holds 1,944,237,064 ordinary shares in Treasury, and has 19,371,837,141 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  26 February 2007

BP p.l.c. was informed on 22 February 2007, by the Trustee of the BP Employee Share Ownership Trust of the completion of the following transactions.



Following awards by the Company's Remuneration Committee under the BP 2004 Long Term Performance Plan the following persons discharging managerial responsibility (PDMR) acquired interests in the numbers of the Company's shares shown opposite their names below on 15 February 2007:-



Persons Discharging Managerial Responsibility

Mr P.B.P. Bevan                                  59,400 Ordinary Shares

Ms V. Cox                                        51,000 Ordinary Shares



The Trustee of the BP Employee Share Ownership Trust purchased 110,400 BP Ordinary shares at GBP5.37 per share on 15 February 2007 to satisfy these awards. Each PDMR acquired a beneficial interest in the shares shown above when the award took effect.



Following the award taking effect, the BP Share Ownership Trust sold on behalf of the relevant PDMR the number of shares shown opposite his name below on 22 February 2007 at GBP5.37 per share to meet the tax liability on the award of these shares:-



Persons Discharging Managerial Responsibility

Mr P.B.P. Bevan                                  24,354 Ordinary Shares

Ms V. Cox                                        20,910 Ordinary Shares



This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 3.5

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  26 February 2007

BP p.l.c. was advised on 23 February 2007, by the Trustee of the BP Employee Share Ownership Trust of the completion of the following transaction. Following an award to Mr A.G. Inglis by the Company's Remuneration Committee on 15 February 2007 under the BP 2004 Long Term Performance Plan, Mr Inglis acquired a net interest in 30,090 Ordinary on 15 February 2007. The Trustee of the BP Employee Share Ownership Trust purchased 30,090 Ordinary Shares on 15 February 2007 at GBP5.37 per share to satisfy this award.



This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 3.6


BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  26 February 2007

BP p.l.c. was advised on 20 February 2007, by the Trustee of the BP Employee Share Ownership Trust of the completion of the following transaction. Following an award to Dr B E Grote by the Company's Remuneration Committee on 15 February 2007 under the Executive Directors' Incentive Plan in respect of the performance period 2004-2006, Dr B E Grote acquired a net interest in 12,548 American Depositary Shares (equivalent to 75,288 Ordinary Shares) on 15 February 2007. The Trustee of the BP Employee Share Ownership Trust purchased 12,548 American Depositary Shares on 16 February 2007 at $62.91 per share to satisfy this award.



This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 3.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 February 2007



BP p.l.c. announces that on 26 February 2007, it purchased for cancellation 3,350,000 ordinary shares at prices between 538.0 pence and 545.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,944,237,064 ordinary shares in Treasury, and has 19,368,826,273 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 February 2007


BP p.l.c. announces that on 27 February 2007, it purchased for cancellation 3,750,000 ordinary shares at prices between 533.0 pence and 543.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,944,237,064 ordinary shares in Treasury, and has 19,365,657,297 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  28 February 2007


BP p.l.c. was notified yesterday 27 February 2007, by Dr B E Grote, Director of BP p.l.c., that he exercised stock appreciation rights (SAR) over 40,000 BP ADSs (ISIN number US0556221044) on 26 February 2007 at US$33.3438 per ADS. He received the value of the stock appreciation rights at a rate of US$64.025 per ADS.



This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  5 March, 2007                                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary